Professionally managed mutual funds allow smaller investors to pool their resources to invest in diversified portfolios. Individual investors can select from a variety of mutual fund strategies to find those compatible with their unique investment goals, timelines and risk tolerance. In addition, mutual fund shares are liquid, and the funds are regulated by The Securities and Exchange Commission (SEC). Sit Mutual Funds has a variety of funds to fit your investment objectives, timelines and risk tolerance.

Performance

(Annual Returns as of February 28, 2018) (%)

	1 Year	3 Year	5 Year	10 Year
***Developing Markets Growth*[1]** (SDMGX)	34.93	7.88	3.71	0.56
MSCI Emerging Markets Index[2]	27.64	6.47	2.53	0.23
ESG Growth Class I (IESGX)	18.69	--	--	--
ESG Growth Class S (SESGX)	18.36	--	--	--
MSCI World Index[3]	17.36	--	--	--
***International Growth*[1]** (SNGRX)	17.96	3.90	5.12	1.42
MSCI EAFE Index[4]	20.13	5.65	7.06	2.82
Large Cap Growth (SNIGX)	24.36	11.59	14.58	9.09
Russell 1000® Growth Index[5]	26.11	13.51	17.03	11.58
Mid Cap Growth (NBNGX)	12.84	5.25	10.52	7.26
Russell Midcap® Growth Index[6]	20.60	9.33	14.23	10.43
***Small Cap Growth*[7]** (SSMGX)	12.16	3.52	9.13	7.49
Russell 2000® Growth Index[8]	18.44	8.93	13.72	10.74

	1 Year	3 Year	5 Year	10 Year
Balanced (SIBAX)	14.09	7.50	9.61	6.78
S&P 500® Index[9]	17.10	11.14	14.73	9.73
Bloomberg Barclays Aggregate Bond Index[10]	0.51	1.14	1.71	3.60
Dividend Growth Class I (SDVGX)	15.11	9.69	12.56	9.55
Dividend Growth Class S (SDVSX)	14.81	9.40	12.27	--
S&P 500® Index[9]	17.10	11.14	14.73	9.73
***Global Dividend Growth*[1]** Class I (GDGIX)	13.28	5.84	7.94	--
***Global Dividend Growth*[1]** Class S (GDGSX)	12.94	5.58	7.68	--
MSCI World Index[3]	17.36	8.19	10.70	--
***Small Cap Dividend Growth*[7]** Class I (SSCDX)	7.57	--	--	--
***Small Cap Dividend Growth*[7]** Class S (SDFSX)	7.32	--	--	--
Russell 2000® Index[11]	10.51	--	--	--

	1 Year	3 Year	5 Year	10 Year
***Minnesota Tax-Free Income*[12,13]** (SMTFX)	3.90	2.55	2.81	4.71
Bloomberg Barclays 5-Year Municipal Index[14]	0.71	1.26	1.54	3.49
***Quality Income*[15]** (SQIFX)	0.84	0.51	0.53	--
Bloomberg Barclays 1-3 Year Gov't/Credit Index[16]	0.13	0.69	0.74	--
***Tax-Free Income*[12]** (SNTIX)	5.93	3.70	3.92	5.00
Bloomberg Barclays 5-Year Municipal Index[14]	0.71	1.26	1.54	3.49
***U.S. Government Securities*[15]** (SNGVX)	0.29	0.88	0.64	2.30
Bloomberg Barclays Intermidiate Government Bond Index[17]	-0.61	0.46	0.66	2.22

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers (if applicable). Without the fee waivers total return and yield figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed on some Funds if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.

Sample Asset Allocation Portfolios

Your choice of investment products will depend on your investment goals and time horizons, as well as your tolerance for risk. A diversified portfolio of growth and income invested in an array of products helps investors weather market volatility and adapt to market trends. Here are a few ways to allocate your portfolio to fit your goals, timelines, and risk tolerance.

Lower Risk/Reward   **Higher Risk/Reward**



- Income 70%
- Growth & Income 30%
- Growth 0%



- Income 45%
- Growth & Income 25%
- Growth 30%



- Income 30%
- Growth & Income 25%
- Growth 45%



- Income 20%
- Growth & Income 10%
- Growth 70%

Disclosure


Find balance in diversification

Sit Balanced Fund

SIT BALANCED FUND

Ticker: SIBAX

Overview | Returns | Risk | Holdings

Information reported as of December 31, 2017

Fund Details

Inception Date:	12/31/1993
Fund Assets (Millions):	$27.6
Ticker:	SIBAX
CUSIP:	82980D-20-2
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000
Expense Ratio:	1.00%

Average Annual Returns (%)



Legend:
- Sit Balanced Fund
- S&P 500® Index
- Bloomberg Barclays Aggregate Bond Index

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed when shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit Balanced Fund seeks long-term growth consistent with preservation of principal and to provide regular income to shareholders by investing in a diversified portfolio of stocks and bonds. In seeking to achieve its long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

Risk-Reward Profile



LOW ▲ HIGH

The Sit Balanced Fund has moderate risk and moderate reward potentials.

Investment Style

The Fund invests in large cap growth stocks and high quality, intermediate-duration bonds.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc., an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $14.0 billion (as of 12/31/17). The firm's sole business is investment management.

Portfolio Management



Roger J. Sit | Bryce A. Doty | Ronald D. Sit

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.


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Current Share Price

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS
Select a Fund

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

SIT BALANCED FUND

Ticker: SIBAX

| Overview | **Returns** | Risk | Holdings |

Information reported as of December 31, 2017

Average Annual Returns (%)



	Three Month	One Year	Three Year	Five Year	Ten Year	Since Inception*
			Annualized Returns			
Sit Balanced Fund	4.60	17.74	7.99	10.22	6.15	7.15
S&P 500® Index	6.64	21.83	11.41	15.79	8.50	9.67
Bloomberg Barclays Aggregate Bond Index	0.39	3.54	2.24	2.10	4.01	5.30

*Inception Date of 12/31/93

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed when shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund	Stock Index	Bond Index
2008	-26.88	-37.00	5.24
2009	23.12	26.47	5.93
2010	10.51	15.06	6.54
2011	2.04	2.11	7.84
2012	9.95	16.00	4.22
2013	18.36	32.39	-2.02
2014	9.15	13.69	5.97
2015	2.25	1.38	0.55
2016	4.60	11.96	2.65
2017	17.74	21.83	3.54

Growth of $10,000

From December 31, 2007 to December 31, 2017



Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Sit Mutual Funds

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Mutual Funds	*Account Management*	*Retirement and Education Plans*	*Forms and Publications*	*Firm Information*	

FASTTRACK: Daily Prices | Account Access | Mutual Fund Performance | Contact Us

SIT BALANCED FUND

Ticker: SIBAX

Equity Cap Size: Small
Equity Investment Style: Growth

Fixed Income Quality: High
Fixed Income Duration: Intermediate

Overview	Returns	Risk	Holdings

Information reported as of December 31, 2017

Return Volatility



3-Year Standard Deviation

Fund: 6.2
Index 1: 9.9
Index 2: 2.8

0   20

● Sit Balanced Fund
● S&P 500® Index
● Bloomberg Barclays Aggregate Bond Index

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *Balanced Fund returns page.*

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

FUND PRICES

Current Share Price

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ⇕

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

 # Sit Mutual Funds

SIT BALANCED FUND

Ticker: SIBAX

| Overview | Returns | Risk | **Holdings** |

Information reported as of December 31, 2017

Asset Allocation (%)

Click on chart segments for detailed information.



- 63.0 Stocks
- 31.9 Bonds
- 5.1 Cash & Other Net Assets

Top 5 Equity Holdings

Company	% of Net Assets
Apple, Inc.	2.7
Alphabet, Inc.	2.5
Microsoft Corp.	2.3
Visa, Inc.	2.3
Facebook, Inc.	1.8
Numbers of Holdings: 228	Top 5: 11.7

Portfolio Holdings

 *Complete List of Holdings for the Balanced Fund as of December 31, 2017.*

FUND PRICES

Current Share Price

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ⇕

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

Notes

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Sit Mutual Funds

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Mutual Funds	Account Management	Retirement and Education Plans	Forms and Publications	Firm Information

International Investing

Sit Developing Markets Growth Fund

Sit Global Dividend Growth Fund

Sit International Growth Fund

FASTTRACK: Daily Prices | Account Access | Mutual Fund Performance | Contact Us

SIT DEVELOPING MARKETS GROWTH FUND

Ticker: SDMGX

| **Overview** | Returns | Risk | Holdings |

Information reported as of December 31, 2017

Fund Details

Inception Date:	7/1/1994
Fund Assets (Millions):	$11.2
Wtd. Avg. Market Cap (Billions):	$107.3
Median Market Cap (Billions):	$23.0
Ticker:	SDMGX
CUSIP:	82980D-40-0
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000
Expense Ratio:	1.40%

Average Annual Returns (%)



● Sit Developing Markets Growth Fund
● MSCI Emerging Markets Index

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit Developing Markets Growth Fund seeks to maximize long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal and monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social and political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

Risk-Reward Profile



LOW HIGH ▲

The Sit Developing Markets Growth Fund has higher risk and higher reward potentials.

Investment Style

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled or operating in a developing market.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc., an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $14.0 billion (as of 12/31/17). The firm's sole business is investment management.

Portfolio Management



Roger J. Sit   *Raymond E. Sit*

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI Emerging Markets Index** is an unmanaged free float-adjusted market capitalization index that measures equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PRICES
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS
Select a Fund ⬍

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

Sit Mutual Funds

Print

Mutual Funds	Account Management	Retirement and Education Plans	Forms and Publications	Firm Information

FASTTRACK: Daily Prices | Account Access | Mutual Fund Performance | Contact Us

SIT DEVELOPING MARKETS GROWTH FUND

Ticker: SDMGX

Overview	**Returns**	Risk	Holdings

Information reported as of December 31, 2017

Average Annual Returns (%)



	Annualized Returns					
	Three Month	One Year	Three Year	Five Year	Ten Year	Since Inception*
Sit Developing Markets Growth Fund	6.11	43.23	7.67	2.97	-0.68	4.51
MSCI Emerging Markets Index	7.09	34.35	6.60	1.88	-0.72	3.82

*Inception Date of 7/1/94

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund	Index
2008	-55.26	-54.48
2009	73.97	74.50
2010	14.53	16.36
2011	-18.48	-20.41
2012	11.08	15.15
2013	0.59	-4.98
2014	-7.79	-4.63
2015	-15.88	-16.96
2016	3.59	8.58
2017	43.23	34.35

Growth of $10,000

From December 31, 2007 to December 31, 2017



Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI Emerging Markets Index** is an unmanaged free float-adjusted market captialization index that measures equity market performance of emerging markets. It is not possible to invest directly in an index.

FUND PRICES

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

Sit Mutual Funds

[Print]

Mutual Funds	Account Management	Retirement and Education Plans	Forms and Publications	Firm Information	

FASTTRACK: Daily Prices | Account Access | Mutual Fund Performance | Contact Us

SIT DEVELOPING MARKETS GROWTH FUND

Ticker: SDMGX

Cap Size: Large
Investment Style: Blend

Overview	Returns	Risk	Holdings

Information reported as of December 31, 2017

Return Volatility



3-Year Standard Deviation

Fund: 15.2
Index: 15.3

0   20

● Sit Developing Markets Growth Fund
● MSCI Emerging Markets Index

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *Developing Markets Growth Fund returns page*.

Up and Down Markets Performance

Up Market Performance

Average 3-Month Returns of 57 Up Quarters



Down Market Performance

Average 3-Month Returns of 38 Down Quarters



● Sit Developing Markets Growth Fund
● MSCI Emerging Markets Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, July 1, 1994. For more complete performance data see the *Developing Markets Growth Fund returns page*.

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page*.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI Emerging Markets Index** is an unmanaged free float-adjusted market captialization index that measures equity market performance of emerging markets. It is not possible to invest directly in an index.

 **Sit Mutual Funds**

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SIT DEVELOPING MARKETS GROWTH FUND

Ticker: SDMGX

Overview	Returns	Risk	**Holdings**

Information reported as of December 31, 2017

Country Allocation (%)



- 35.0 China/Hong Kong
- 12.1 South Korea
- 8.9 South Africa
- 7.9 India
- 7.4 Taiwan
- 5.3 Brazil
- 4.0 Singapore
- 3.0 Israel
- 14.8 10 Other Countries less than 3%
- 1.6 Cash and Other Assets

Sector Allocation (%)



- 18.6 Finance
- 14.9 Electronic Technology
- 13.6 Retail Trade
- 9.5 Consumer Services
- 7.0 Technology Services
- 5.0 Consumer Non-Durables
- 4.8 Energy Minerals
- 4.5 Health Technology
- 20.5 Sectors less than 4%
- 1.6 Cash and Other Net Assets

Top 10 Holdings

Company	% of Net Assets
Tencent Holdings, Ltd.	5.3
Alibaba Group Holding, Ltd., ADR	4.6
Samsung Electronics Co., Ltd.	4.6
Naspers, Ltd.	4.2
TAL Education Group, ADR	3.8
iShares MSCI India ETF	3.6
NICE Systems, Ltd., ADR	3.0
CSPC Pharmaceutical Group, Ltd.	2.9
Shinhan Financial Group Co., Ltd.	2.8
China Construction Bank Corp.	2.6
Numbers of Holdings: 51	Top 10: 37.4

Portfolio Holdings



Complete List of Holdings for the Developing Markets Growth Fund as of December 31, 2017.

Disclosure

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI Emerging Markets Index** is an unmanaged free float-adjusted market capitalization index that measures equity market performance of emerging markets. It is not possible to invest directly in an index.

FUND PRICES
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

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Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ▾

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

Mutual Funds | **Account Management** | **Retirement and Education Plans** | **Forms and Publications** | **Firm Information**

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Stay Grounded

Dividend Growth Fund
Global Dividend Growth Fund
Small Cap Dividend Growth Fund

Growth + Income



SIT DIVIDEND GROWTH FUND

Tickers: SDVGX, SDVSX

| **Overview** | Returns | Risk | Holdings |

Information reported as of December 31, 2017

Fund Details

Inception Dates
I Class 12/31/2003
S Class 3/31/2006

Fund Assets
I Class $939.7M
S Class $60.2M

Tickers
I Class SDVGX
S Class SDVSX

CUSIP Numbers
I Class 82980D-70-7
S Class 82980D-80-6

Minimum Investment Amounts
I Class $100,000
S Class $5,000

Minimum IRA Investment Amount
I Class $100,000
S Class $2,000

Expense Ratios
I Class 0.70%
S Class 0.95%

Average Annual Returns

● Sit Dividend Growth Fund Class I
● S&P 500® Index

Three Month, One Year, Three Year, Five Year, Ten Year, Since Inception*

Returns (0% - 30%)

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit Dividend Growth Fund seeks current income that exceeds the dividend yield of the S&P 500® Index and grows over a period of years and long-term capital appreciation. To achieve its objectives, the Fund invests, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend-paying, growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

Risk-Reward Profile



LOW — HIGH

The Sit Dividend Growth Fund has moderate risk and moderate reward potentials.

Investment Style

The Fund invests in large cap growth-oriented stocks that pay dividends. The Fund's holdings exhibit a blend of growth and value characteristics.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc., an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $14.0 billion (as of 12/31/17). The firm's sole business is investment management.

Portfolio Management



Roger J. Sit | *Kent L. Johnson* | *Michael J. Stellmacher*

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page*.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index.

 **Sit Mutual Funds**

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SIT DIVIDEND GROWTH FUND

Ticker: SDVGX, SDVSX

Overview | **Returns** | Risk | Holdings

Information reported as of December 31, 2017

Yield (%)

30-Day SEC Yield

I Share	**1.75**
S Share	**1.49**

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

Average Annual Returns (%)



		Annualized Returns				
	Three Month	One Year	Three Year	Five Year	Ten Year	Since Inception*
Sit Dividend Growth Fund Class I	6.90	20.24	10.20	13.97	8.79	9.92
S&P 500® Index	6.64	21.83	11.41	15.79	8.50	8.68
Sit Dividend Growth Fund Class S	6.79	19.88	9.91	13.69	8.51	9.26
S&P 500® Index	6.64	21.83	11.41	15.79	8.50	8.64

*Inception Date of 12/31/03

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund	Index
2008	-29.60	-37.00
2009	25.59	26.47
2010	16.43	15.06
2011	3.29	2.11
2012	13.54	16.00
2013	28.18	32.39
2014	12.12	13.69
2015	0.51	1.38
2016	10.73	11.96
2017	20.24	21.83

Growth of $10,000

From December 31, 2007 to December 31, 2017



Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index.

FUND PRICES

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ⇕

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

SIT DIVIDEND GROWTH FUND

Tickers: SDVGX, SDVSX

Cap Size: Large
Investment Style: Blend

| Overview | Returns | **Risk** | Holdings |

Information reported as of December 31, 2017

Return Volatility



3-Year Standard Deviation

Fund: 9.2
Index: 9.9

0   20

- Sit Dividend Growth Fund Class I
- S&P 500® Index

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *Dividend Growth Fund returns page*.

FUND PRICES

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

Up and Down Markets Performance

Up Market Performance

Average 3-Month Returns of 42 Up Quarters



Rising Market

Down Market Performance

Average 3-Month Returns of 14 Down Quarters



Falling Market

- Sit Dividend Growth Fund Class I
- S&P 500® Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, December 31, 2003. For complete performance data see the *Dividend Growth Fund returns page*.

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page*.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index.

 # Sit Mutual Funds

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SIT DIVIDEND GROWTH FUND

Ticker: SDVGX, SDVSX

| Overview | Returns | Risk | **Holdings** |

Information reported as of December 31, 2017

Sector Allocation (%)
Click on chart segments for detailed information.



- 16.9 Finance
- 12.1 Health Technology
- 9.8 Electronic Technology
- 9.4 Producer Manufacturing
- 7.9 Consumer Non-Durables
- 6.1 Technology Services
- 5.7 Consumer Services
- 5.7 Retail Trade
- 25.1 Sectors less than 5.5%
- 1.3 Cash and Other Net Assets

Top 10 Holdings

Company	% of Net Assets
Verizon Communications, Inc.	3.2
Microsoft Corp.	2.9
Johnson & Johnson	2.8
Apple, Inc.	2.7
JPMorgan Chase & Co.	2.7
Home Depot, Inc.	2.5
Bank of America Corp.	2.4
Broadcom, Ltd.	2.0
Morgan Stanley	1.9
Abbott Laboratories	1.8
Numbers of Holdings: 83	Top 10: 24.9

Portfolio Holdings

Complete List of Holdings for the Dividend Growth Fund as of December 31, 2017.

Disclosure

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index.


Growth investing is thinking several moves ahead.

Sit Mutual Funds

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SIT ESG GROWTH FUND

Tickers: IESGX, SESGX

| **Overview** | Returns | Risk | Holdings |

Information reported as of December 31, 2017

Fund Details

Inception Dates   6/30/2016

Fund Assets
I Class $3.1M
S Class $2.7M

Tickers
I Class   IESGX
S Class   SESGX

CUSIP Numbers
I Class   82980D-84-8
S Class   82980D-83-0

Minimum Investment Amounts
I Class $100,000
S Class $5,000

Minimum IRA Investment Amount
I Class $100,000
S Class $2,000

Expense Ratios
I Class   1.00%
S Class   1.25%

Average Annual Returns (%)



● Sit ESG Growth Fund Class I
● MSCI World Index

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers, total return figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit ESG Growth Fund objective is to maximize long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase.

Risk-Reward Profile


LOW ▲ HIGH

The Sit ESG Growth Fund has higher risk and higher reward potentials.

Investment Style

The Fund invests in large to medium capitalization global companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc. It is an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $14.0 billion (as of 12/31/17). The firm's sole business is investment management.

Portfolio Management



Roger J. Sit   David A. Brown   Kent L. Johnson



Tasha M. Murdoff   Michael T. Manns

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** represents large and mid-cap equity performance of 23 developed markets countries. It is not possible to invest directly in an index.


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SIT ESG GROWTH FUND

Tickers: IESGX, SESGX

| Overview | Returns | Risk | Holdings |

Information reported as of December 31, 2017

Average Annual Returns (%)



Legend: ● Sit ESG Growth Fund Class I   ● MSCI World Index

	Three Month	One Year	Since Inception*
Sit ESG Growth Fund Class I	6.73	23.72	16.73
Sit ESG Growth Fund Class S	6.70	23.47	16.49
MSCI World Index	5.51	22.40	19.51

*Inception Date of 6/30/16

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers, total return figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund (Class I)	Index
2016	2.01	6.81
2017	23.72	22.40

Growth of $10,000

From June 30, 2016 to December 31, 2017



Legend: — Sit ESG Growth Fund   — MSCI World Index

Disclosure

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** represents large and mid-cap equity performance of 23 developed markets countries. It is not possible to invest directly in an index.

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund   ⌄

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

Sit Mutual Funds

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FASTTRACK: **Daily Prices** | **Account Access** | **Mutual Fund Performance** | **Contact Us**

SIT ESG GROWTH FUND

Tickers: IESGX, SESGX

Cap Size: Large
Investment Style: Growth

| Overview | Returns | **Risk** | Holdings |

Information reported as of December 31, 2017

Return Volatility



15-Month Standard Deviation

Fund: 4.8
Index: 4.8

0   20

- ● Sit ESG Growth Fund - Class I
- ● MSCI World Index

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *ESG Growth Fund returns page.*

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** represents large and mid-cap equity performance of 23 developed markets countries. It is not possible to invest directly in an index.

 # Sit Mutual Funds

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| Mutual Funds | Account Management | Retirement and Education Plans | Forms and Publications | Firm Information | |

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SIT ESG GROWTH FUND

Tickers: IESGX, SESGX

| Overview | Returns | Risk | **Holdings** |

Information reported as of December 31, 2017

Sector Allocation (%)

Click on chart segments for detailed information.



- 20.4 Finance
- 9.8 Consumer Non-Durables
- 9.6 Technology Services
- 9.2 Health Technology
- 9.0 Consumer Services
- 8.3 Producer Manufacturing
- 5.7 Electronic Technology
- 5.2 Energy Minerals
- 21.2 Sectors less than 5%
- 1.6 Cash and Other Net Assets

Top 10 Holdings

Company	% of Net Assets
Verizon Communications, Inc.	3.0
Microsoft Corp.	3.0
Starbucks Corp.	2.7
Suncor Energy, Inc.	2.6
Marriott International, Inc.	2.6
Ingersoll-Rand, PLC	2.5
3M Co.	2.5
Home Depot, Inc.	2.5
Intel Corp.	2.5
ING Groep NV, ADR	2.4
Numbers of Holdings: 57	Top 10: 26.3

Portfolio Holdings

 *Complete List of Holdings for the ESG Growth Fund as of December 31, 2017.*

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ▾

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

Notes

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** represents large and mid-cap equity performance of 23 developed markets countries. It is not possible to invest directly in an index.

800-332-5580 | e-mail: *info@sitinvest.com* | Copyright 2007-2017 Sit Investment Associates, Inc.

Home | *Firm History* | *Glossary* | *Terms of Use* | *Privacy Policy*

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The contents herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.

Barron's Best Mutual Fund Families publication dated February 8, 2016. Sit Mutual Funds was ranked #1 in 2016. Barron's is a trademark of Dow Jones & Co., L.P. All rights reserved. Reprinted with permission.


Stay Grounded

Dividend Growth Fund
Global Dividend Growth Fund
Small Cap Dividend Growth Fund

Growth + Income

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SIT GLOBAL DIVIDEND GROWTH FUND

Tickers: GDGIX, GDGSX

| **Overview** | Returns | Risk | Holdings |

Information reported as of December 31, 2017

Fund Details

Inception Dates
| I Class | 9/30/2008 |
| S Class | 9/30/2008 |

Fund Assets
| I Class | $29.3M |
| S Class | $3.5M |

Tickers
| I Class | GDGIX |
| S Class | GDGSX |

CUSIP Numbers
| I Class | 82980D-88-9 |
| S Class | 82980D-87-1 |

Minimum Investment Amounts
| I Class | $100,000 |
| S Class | $5,000 |

Minimum IRA Investment Amount
| I Class | $100,000 |
| S Class | $2,000 |

Expense Ratios
| I Class | 1.00% |
| S Class | 1.25% |

Average Annual Returns



Legend:
- Sit Global Dividend Growth Fund Class I
- Sit Global Dividend Growth Fund Class S
- MSCI World Index

Categories: 3 Month, 1 Year, 3 Year, 5 Year, 10 Year

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy



The Sit Global Dividend Growth Fund seeks current income that exceeds the dividend yield of the MSCI World Index® and grows over a period of years and long-term capital appreciation. To achieve its objectives, the Fund invests, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 30% of its net assets) in companies outside the U.S. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

Risk-Reward Profile

LOW ▲ HIGH

The Sit Global Dividend Growth Fund has medium risk and medium reward potentials.

Investment Style

The Fund invests in large cap, growth-oriented stocks that pay dividends. The Fund's holdings exhibit a blend of growth and value characteristics.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc., an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $14.0 billion (as of 12/31/17). The firm's sole business is investment management.

Portfolio Management



Roger J. Sit   *Kent L. Johnson*   *Raymond E. Sit*



Michael J. Stellmacher   *Tasha M. Murdoff*

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries.

 **Sit Mutual Funds**

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SIT GLOBAL DIVIDEND GROWTH FUND

Ticker: GDGIX, GDGSX

Overview | **Returns** | Risk | Holdings

Information reported as of December 31, 2017

Yield (%)

30-Day SEC Yield

I Share	**1.80**
S Share	**1.55**

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

Average Annual Returns (%)



Legend:
- ● Sit Global Dividend Growth Fund Class I
- ● Sit Global Dividend Growth Fund Class S
- ● MSCI World Index

Annualized Returns

	Three Month	One Year	Three Year	Five Year	Since Inception*
Sit Global Dividend Growth Fund Class I	6.15	19.75	7.58	9.53	9.41
Sit Global Dividend Growth Fund Class S	6.09	19.54	7.33	9.27	9.14
Composite Index	5.51	22.40	9.26	11.64	8.65

*Inception Date of 9/30/08

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund	Index
2008	-5.25	-21.77
2009	24.65	29.99
2010	11.58	11.76
2011	-2.58	-5.54
2012	13.61	15.83
2013	21.70	26.68
2014	4.03	4.94
2015	-0.93	-0.87
2016	4.96	7.51
2017	19.75	22.40

Growth of $10,000

From September 30, 2008 to December 31, 2017



Legend:
- ● Sit Global Dividend Growth Fund Class I
- ● MSCI World Index

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary* page.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries.

FUND PRICES

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ⇕

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

Mutual Funds	Account Management	Retirement and Education Plans	Forms and Publications	Firm Information	

FASTTRACK: Daily Prices | Account Access | Mutual Fund Performance | Contact Us

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SIT GLOBAL DIVIDEND GROWTH FUND

Cap Size: Large
Investment Style: Blend

Tickers: GDGIX, GDGSX

Overview	Returns	Risk	Holdings

Information reported as of December 31, 2017

Return Volatility



3-Year Standard Deviation

Fund: 9.1
Index: 10.2

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *Global Dividend Growth Fund returns page.*

● Sit Global Dividend Growth Fund Class I
● MSCI World Index

Up and Down Markets Performance

Up Market Performance
Average 3-Month Returns of 29 Up Quarters



Rising Market

Down Market Performance
Average 3-Month Returns of 8 Down Quarters



Falling Market

● Sit Global Dividend Growth Fund Class I
● MSCI World Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, September 30, 2008. For complete performance data see the *Global Dividend Growth Fund returns page.*

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries.

FUND PRICES
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS
Select a Fund ⇅

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

 **Sit Mutual Funds**

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| *Mutual Funds* | *Account Management* | *Retirement and Education Plans* | *Forms and Publications* | *Firm Information* | 🔍 |

FASTTRACK: | Daily Prices | Account Access | Mutual Fund Performance | **Contact Us**

SIT GLOBAL DIVIDEND GROWTH FUND

Ticker: GDGIX, GDGSX

| Overview | Returns | Risk | **Holdings** |

Information reported as of December 31, 2017

Country Allocation (%)



- 63.3 United States
- 5.6 United Kingdom
- 4.8 Netherlands
- 4.3 Canada
- 4.0 Switzerland
- 3.8 Germany
- 2.2 Ireland
- 2.2 Spain
- 7.7 7 Other Countries less than 2.2%
- 2.1 Cash and Other Assets

Sector Allocation (%)



- 22.8 Finance
- 10.4 Producer Manufacturing
- 9.0 Consumer Non-Durables
- 9.0 Health Technology
- 8.8 Process Industries
- 6.5 Technology Services
- 5.7 Electronic Technology
- 5.1 Communications
- 20.6 Sectors less than 5%
- 2.1 Cash & Other Net Assets

Top 10 Holdings

Company	% of Net Assets
Microsoft Corp.	3.7
Johnson & Johnson	2.9
Verizon Communications, Inc.	2.9
JPMorgan Chase & Co.	2.8
Pfizer, Inc.	2.3
AbbVie, Inc.	2.1
PepsiCo, Inc.	2.1
Apple, Inc.	2.1
Diageo, PLC, ADR	2.1
Nestle SA	2.0
Number of Holdings: 70	Top 10: 14.7

Portfolio Holdings



Complete List of Holdings for the Global Dividend Growth Fund as of December 31, 2017.

Disclosure

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries.

FUND PRICES

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ⇕

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

 **Sit Mutual Funds**

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Growth investing is thinking several moves ahead.

Sit Mutual Funds

SIT INTERNATIONAL GROWTH FUND

Ticker: SNGRX

| **Overview** | Returns | Risk | Holdings |

Information reported as of December 31, 2017

Fund Details

Inception Date:	11/1/1991
Fund Assets (Millions):	$24.0
Wtd. Avg. Market Cap (Billions):	$87.5
Median Market Cap (Billions):	$43.5
Ticker:	SNGRX
CUSIP:	82980D-10-3
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000
Expense Ratio:	1.50%

Average Annual Returns



● Sit International Growth Fund
● MSCI EAFE Index

(Bar chart showing Returns for 3 Month, 1 Year, 3 Year, 5 Year, 10 Year, Since Inception)

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit International Growth Fund seeks long-term growth by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal and monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social and political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

Risk-Reward Profile



LOW ▲ HIGH

The Sit International Growth Fund has higher risk and higher reward potentials.

Investment Style

The Fund invests in common stocks of companies domiciled outside the United States.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc. It is an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $14.0 billion (as of 12/31/17). The firm's sole business is investment management.

Portfolio Management



Roger J. Sit   Tasha M. Murdoff

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI EAFE Index** (Europe, Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

 # Sit Mutual Funds

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Mutual Funds	*Account Management*	*Retirement and Education Plans*	*Forms and Publications*	*Firm Information*	

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SIT INTERNATIONAL GROWTH FUND

Ticker: SNGRX

Overview	**Returns**	Risk	Holdings

Information reported as of December 31, 2017

Average Annual Returns (%)



	Three Month	One Year	Three Year	Five Year	Ten Year	Since Inception*
			Annualized Returns			
Sit International Growth Fund	**2.01**	**24.02**	**6.67**	**5.62**	**0.69**	**4.20**
Morgan Stanley EAFE Index	4.23	25.03	7.80	7.90	1.94	5.63

*Inception Date of 11/1/91

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund	Index
2008	-44.99	-43.38
2009	27.65	31.78
2010	9.51	7.75
2011	-10.80	-12.14
2012	18.79	17.32
2013	17.56	22.78
2014	-7.88	-4.90
2015	4.86	-0.81
2016	-6.66	1.00
2017	24.02	25.03

Growth of $10,000

From December 31, 2007 to December 31, 2017



Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI EAFE Index** (Europe, Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index.

SIT INTERNATIONAL GROWTH FUND

Cap Size: Large
Investment Style: Growth

Ticker: SNGRX

| Overview | Returns | Risk | Holdings |

Information reported as of December 31, 2017

Return Volatility



3-Year Standard Deviation

Fund: 10.8
Index: 11.7

0   20

● Sit International Growth Fund
● MSCI EAFE Index

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *International Growth Fund returns page*.

Up and Down Markets Performance

Up Market Performance

Average 3-Month Returns of 67 Up Quarters



Rising Market

Down Market Performance

Average 3-Month Returns of 38 Down Quarters



Falling Market

● Sit International Growth Fund
● MSCI EAFE Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, November 1, 1991. For complete performance data see the *International Growth Fund returns page*.

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page*.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI EAFE Index** (Europe, Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index.

FUND PRICES

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HOW TO INVEST

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ADDITIONAL RESOURCES

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Statutory Prospectus
Statement of Additional Information
Annual Report

 # Sit Mutual Funds

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SIT INTERNATIONAL GROWTH FUND

Ticker: SNGRX

Overview | Returns | Risk | **Holdings**

Information reported as of December 31, 2017

Country Allocation (%)



- 23.7 United Kingdom
- 10.6 Netherlands
- 10.1 France
- 8.7 Japan
- 7.9 Switzerland
- 6.7 China/Hong Kong
- 6.3 Germany
- 5.3 Canada
- 18.5 10 Other Countries less than 5.3%
- 2.2 Cash and Other Assets

Sector Allocation (%)



- 21.5 Finance
- 12.7 Consumer Non-Durables
- 10.7 Producer Manufacturing
- 7.0 Process Industries
- 6.9 Technology Services
- 6.3 Electronic Technology
- 6.1 Health Technology
- 4.8 Consumer Durables
- 21.8 Sectors less than 4.5%
- 2.2 Cash & Other Net Assets

Top 10 Holdings

Company	% of Net Assets
Nestle SA	2.7
ING Groep NV	2.7
Tencent Holdings, Ltd.	2.4
Royal Dutch Shell, PLC, ADR	2.3
Reckitt Benckiser Group, PLC	2.3
Siemens AG	2.3
DS Smith, PLC	2.2
RELX NV	2.2
Diageo, PLC, ADR	2.1
British American Tobacco, PLC	2.1
Numbers of Holdings: 73	Top 10: 23.1

Portfolio Holdings

 *Complete List of Holdings for the International Growth Fund as of December 31, 2017.*

FUND PRICES

Current Share Prices

HOW TO INVEST

Instructions
Applications
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MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ⇕

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

Disclosure

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page*.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI EAFE Index** (Europe, Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index.



Sit Mutual Funds

Growth investing is thinking several moves ahead.

Sit Mutual Funds

SIT LARGE CAP GROWTH FUND

Ticker: SNIGX

Overview | Returns | Risk | Holdings

Information reported as of December 31, 2017

Fund Details

Inception Date: 9/2/1982
Fund Assets (Millions): $118.3

Wtd. Avg. Market Cap (Billions): $225.8
Median Market Cap (Billions): $76.1

Ticker: SNIGX
CUSIP: 829797-10-9
Minimum Investment Amount: $5,000
Minimum IRA Investment Amount: $2,000
Expense Ratio: 1.00%

Average Annual Returns



Legend: ● Sit Large Cap Growth Fund ● Russell 1000® Growth Index

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit Large Cap Growth Fund objective is to maximize long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in Domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

Risk-Reward Profile



LOW ▲ HIGH

The Sit Large Cap Growth Fund has higher risk and higher reward potentials.

Investment Style

The Fund invests in large cap, growth-oriented stocks.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc. It is an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $14.0 billion (as of 12/31/17). The firm's sole business is investment management.

Portfolio Management



Roger J. Sit | Ronald D. Sit | Michael J. Stellmacher

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Sit Mutual Funds

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SIT LARGE CAP GROWTH FUND

Ticker: SNIGX

Overview	**Returns**	Risk	Holdings

Information reported as of December 31, 2017

Average Annual Returns (%)



	Annualized Returns					
	Three Month	One Year	Three Year	Five Year	Ten Year	Since Inception*
Sit Large Cap Growth Fund	**6.75**	**27.83**	**11.70**	**14.85**	**7.80**	**10.21**
Russell 1000® Growth Index	7.86	30.21	13.79	17.33	10.00	11.38

*Inception Date of 9/2/82

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund	Index
2008	-34.10	-38.44
2009	28.14	37.21
2010	10.79	16.71
2011	-0.53	2.64
2012	13.96	15.26
2013	29.21	33.48
2014	10.97	13.05
2015	4.47	5.67
2016	4.36	7.08
2017	27.83	30.21

Growth of $10,000

From December 31, 2007 to December 31, 2017



Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ⇅

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

Sit Mutual Funds

Print

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FASTTRACK: | Daily Prices | Account Access | Mutual Fund Performance | Contact Us

SIT LARGE CAP GROWTH FUND

Ticker: SNIGX

Cap Size: Large
Investment Style: Growth

Overview	Returns	**Risk**	Holdings

Information reported as of December 31, 2017

Return Volatility



3-Year Standard Deviation

Fund: 10.2
Index: 10.5

0   20

● Sit Large Cap Growth Fund
● Russell 1000® Growth Index

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *Large Cap Growth Fund returns page.*

Up and Down Markets Performance

Up Market Performance

Average 3-Month Returns of 101 Up Quarters



Rising Market

Down Market Performance

Average 3-Month Returns of 43 Down Quarters



Falling Market

● Sit Large Cap Growth Fund
● Russell 1000® Growth Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, September 2, 1982. For complete performance data see the *Large Cap Growth Fund returns page.*

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.

FUND PRICE
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report


| *Mutual Funds* | *Account Management* | *Retirement and Education Plans* | *Forms and Publications* | *Firm Information* | Q |

FASTTRACK: | Daily Prices | Account Access | Mutual Fund Performance | Contact Us

SIT LARGE CAP GROWTH FUND

Ticker: SNIGX

| Overview | Returns | Risk | **Holdings** |

Information reported as of December 31, 2017

Sector Allocation (%)
Click on chart segments for detailed information.



- 26.9 Technology Services
- 14.3 Electronic Technology
- 8.7 Health Technology
- 8.6 Producer Manufacturing
- 8.5 Consumer Services
- 6.3 Retail Trade
- 6.2 Finance
- 4.8 Consumer Non-Durables
- 14.5 Sectors less than 4.5%
- 1.2 Cash and Other Net Assets

Top 10 Holdings

Company	% of Net Assets
Alphabet, Inc.	6.5
Apple, Inc.	6.5
Microsoft Corp.	5.2
Facebook, Inc.	3.8
Visa, Inc.	3.4
Broadcom, Ltd.	2.7
Adobe Systems, Inc.	2.3
Home Depot, Inc.	2.3
PepsiCo, Inc.	2.2
Amazon.com, Inc.	2.1
Numbers of Holdings: 73	Top 10: 37

Portfolio Holdings



Complete List of Holdings for the Large Cap Growth Fund as of December 31, 2017.

Notes

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.



Sit Mutual Funds



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Imagine Your Future

Sit Mid Cap Growth Fund

FASTTRACK: | Daily Prices | | Account Access | | Mutual Fund Performance | | Contact Us

SIT MID CAP GROWTH FUND

Ticker: NBNGX

| Overview | Returns | Risk | Holdings |

Information reported as of December 31, 2017

Fund Details

Inception Date:	9/2/1982
Fund Assets (Millions):	$159.5
Wtd. Avg. Market Cap (Billions):	$24.5
Median Market Cap (Billions):	$11.4
Ticker:	NBNGX
CUSIP:	829796-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000
Expense Ratio:	1.25%

Average Annual Returns (%)



Legend:
- Sit Mid Cap Growth Fund
- Russell Midcap® Growth Index

(Categories: 3 Month, 1 Year, 3 Year, 5 Year, 10 Year, Since Inception)

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers, total return figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit Mid Cap Growth Fund objective is to maximize long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above-average, long-term earnings and revenue growth.

Risk-Reward Profile



LOW ———————————— HIGH

The Sit Mid Cap Growth Fund has higher risk and higher reward potentials.

Investment Style

The Fund invests in mid-cap size, growth-oriented stocks.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc. It is an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $14.0 billion (as of 12/31/17). The firm's sole business is investment management.

Portfolio Management



Roger J. Sit   Kent L. Johnson   Robert W. Sit

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, such as futures contract and large cap stock risks, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. Russell Midcap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PRICE
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS
Select a Fund ▾

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

 **Sit Mutual Funds**

SIT MID CAP GROWTH FUND

Ticker: NBNGX

| Overview | **Returns** | Risk | Holdings |

Information reported as of December 31, 2017

Average Annual Returns (%)



	Annualized Returns					
	Three Month	One Year	Three Year	Five Year	Ten Year	Since Inception*
Sit Mid Cap Growth Fund	3.27	19.01	6.26	11.16	5.87	11.53
Russell Midcap® Growth Index	6.81	25.27	10.30	15.30	9.10	--

*Inception Date of 9/2/82

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers, total return figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund	Index
2008	-45.34	-44.32
2009	35.59	46.29
2010	27.10	26.38
2011	-6.53	-1.65
2012	18.36	15.81
2013	33.42	35.74
2014	6.01	11.90
2015	-2.22	-0.20
2016	3.10	7.33
2017	19.01	25.27

Growth of $10,000

From December 31, 2007 to December 31, 2017



Disclosure

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, such as futures contract and large cap stock risks, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. Russell Midcap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.

800-332-5580 | e-mail: *info@sitinvest.com* | Copyright 2007-2017 Sit Investment Associates, Inc.

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SIT MID CAP GROWTH FUND

Ticker: NBNGX

Cap Size: Mid
Investment Style: Growth

| Overview | Returns | Risk | Holdings |

Information reported as of December 31, 2017

Return Volatility



3-Year Standard Deviation

Fund: 10.6
Index: 10.9

0   20

● Sit Mid Cap Growth Fund
● Russell Midcap® Growth Index

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *Mid Cap Growth Fund returns page.*

Up and Down Markets Performance

Up Market Performance
Average 3-Month Returns of 90 Up Quarters



Rising Market

Down Market Performance
Average 3-Month Returns of 38 Down Quarters

Falling Market

● Sit Mid Cap Growth Fund
● Russell Midcap® Growth Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, September 2, 1982. For complete performance data see the *Mid Cap Growth Fund returns page.*

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, such as futures contract and large cap stock risks, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. Russell Midcap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.

 # Sit Mutual Funds

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SIT MID CAP GROWTH FUND

Ticker: NBNGX

| Overview | Returns | Risk | **Holdings** |

Information reported as of December 31, 2017

Sector Allocation (%)
Click on chart segments for detailed information.



- 17.4 Technology Services
- 13.9 Electronic Technology
- 10.9 Finance
- 10.7 Producer Manufacturing
- 7.6 Health Technology
- 6.4 Consumer Services
- 5.3 Retail Trade
- 5.2 Process Industries
- 20.7 Sectors less than 4%
- 1.9 Cash and Other Net Assets

Top 10 Holdings

Company	% of Net Assets
Broadcom, Ltd.	3.1%
Arista Networks, Inc.	3.0
TJX Cos., Inc.	2.7
Applied Materials, Inc.	2.6
Waste Connections, Inc.	2.5
Ecolab, Inc.	2.4
Marriott International, Inc.	2.3
priceline.com, Inc.	2.3
Skyworks Solutions, Inc.	2.3
Ulta Beauty, Inc.	2.2
Number of Holdings: 81	Top 10: 25.4

Portfolio Holdings

[PDF Adobe] *Complete List of Holdings for the Mid Cap Growth Fund as of December 31, 2017.*

FUND PRICE
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ⇕

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

Disclosure

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, such as futures contract and large cap stock risks, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. Russell Midcap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.

   

Supporting Minnesota Communities

Sit Minnesota Tax-Free Income Fund

   

FASTTRACK: | Daily Prices | Account Access | Mutual Fund Performance | Contact Us

SIT MINNESOTA TAX-FREE INCOME FUND

Ticker: SMTFX

| Overview | Returns | Risk | Holdings |

Information reported as of December 31, 2017

Fund Details

Inception Date	12/1/1993
Fund Assets	$547.6M
Average Maturity	15.7 Years
Duration (Avg. Life)	4.2 Years
Ticker	SMTFX
CUSIP	82979K-10-0
Minimum Investment	$5,000
Minimum IRA Investment	$2,000
Expense Ratio	0.80%

Tax-Equivalent Yields

Income earned from investments in the Sit Minnesota Tax-Free Income Fund is exempt from both Federal and state taxes.

30-Day SEC Yield	Tax Rate			
	35.09%	43.03%	44.83%	48.96%
2.56	3.86	4.49	4.64	5.02

Average Annual Returns



● Sit MN Tax-Free Income Fund
● Bloomberg Barclays 5-yr Muni Bond Index

(3 Month, 1 Year, 3 Year, 5 Year, 10 Year, Since Inception)

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy



The Sit Minnesota Tax-Free Income Fund seeks current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital. To achieve its objective, the Fund invests primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

Risk-Reward Profile



LOW ◀▲▶ HIGH

The Sit Minnesota Tax-Free Income Fund has lower risk and lower reward potentials.

Investment Style

The Fund invests in investment-grade, intermediate-duration municipal bonds.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc. It is an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $14.0 billion (as of 12/31/17). The firm's sole business is investment management.

Portfolio Management

Michael C. Brilley   *Paul J. Jungquist*

Sidebar

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. A relatively high number of Minnesota tax-exempt issuers may necessitate the Fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Bloomberg Barclays 5-Year Municipal Bond Index is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Income from tax-exempt funds may be subject to state & local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

SIT MINNESOTA TAX-FREE INCOME FUND

Ticker: SMTFX

| Overview | **Returns** | Risk | Holdings |

Information reported as of December 31, 2017

Tax-Equivalent Yields (%)

30-Day SEC Yield	**2.56**
35.09% Tax Rate	**3.86**
43.04% Tax Rate	**4.49**
44.83% Tax Rate	**4.64**
48.98% Tax Rate	**5.02**

Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after-tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top three tax brackets and a Minnesota tax rate of 7.85% or 9.85%, as applicable.

Average Annual Returns (%)



- ● Sit MN Tax-Free Income Fund
- ● Bloomberg Barclays 5-yr Muni Bond Index

Annualized Returns

	Three Month	One Year	Three Year	Five Year	Ten Year	Since Inception*
Sit MN Tax-Free Income Fund	1.51	5.83	3.14	3.17	4.54	4.75
Bloomberg Barclays 5-yr Muni Bond Index	-0.70	3.14	1.72	1.83	3.54	4.28

*Inception Date of 12/1/93

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund	Index
2008	-10.75	5.78
2009	22.04	7.40
2010	3.18	3.40
2011	10.64	6.93
2012	7.24	2.97
2013	-3.10	0.81
2014	9.91	3.19
2015	3.54	2.43
2016	0.14	-0.39
2017	5.83	3.14

Growth of $10,000

From December 1, 1993 to December 31, 2017



- ● Sit MN Tax-Free Income Fund
- ● Bloomberg Barclays 5-yr Muni Bond Index

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. A relatively small number of Minnesota tax-exempt issuers may necessitate the Fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index.

Income from tax-exempt funds may be subject to state & local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

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SIT MINNESOTA TAX-FREE INCOME FUND

Ticker: SMTFX

Quality: Medium
Duration: Intermediate

| Overview | Returns | **Risk** | Holdings |

Information reported as of December 31, 2017

Return Volatility



3-Year Standard Deviation

Fund: 3
Index: 2.6

0   20

● Sit MN Tax-Free Income Fund
● Bloomberg Barclays 5-yr Muni Bond Index

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *Minnesota Tax-Free Income Fund returns page.*

Up and Down Markets Performance

Up Market Performance
Average 3-Month Returns of 80 Up Quarters



Up Market Performance
Average 3-Month Returns of 17 Down Quarters



● Sit MN Tax-Free Income Fund
● Bloomberg Barclays 5-yr Muni Bond Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, December 1, 1993. For complete performance data see the *Minnesota Tax-Free Income Fund returns page.*

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. A relatively small number of Minnesota tax-exempt issuers may necessitate the Fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Income from tax-exempt funds may be subject to state & local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

FUND PRICE
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS
Select a Fund ⇕

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING
Direct shareholders of the Sit Minnesota Tax-Free Income Fund can have *quick and easy access* to their assets by *setting up checkwriting* on their account.

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Sit Mutual Funds

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Mutual Funds	Account Management	Retirement and Education Plans	Forms and Publications	Firm Information	

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SIT MINNESOTA TAX-FREE INCOME FUND

Ticker: SMTFX

Overview	Returns	Risk	**Holdings**

Information reported as of December 31, 2017

Duration

	Duration to Estimated
Average Maturity:	Average Life:
15.7 Years	**4.2 Years**

Quality Ratings (%)

Click on chart segments for detailed information.



- 5.5 AAA
- 27.9 AA
- 20.0 A
- 9.9 BBB
- 5.8 Less than BBB
- 27.4 Nonrated
- 3.5 Other Assets and Liabilities

Sector	*Assessment of Non-Rated Securities
AAA	0.0%
AA	0.5
A	0.9
BBB	5.7
BB	19.4
>BB	0.9

Sector Allocation (%)



- 20.0 Multi Family Mortgage
- 16.7 Hospital / Health Care
- 15.6 Single Family Mortgage
- 14.1 Education/Student Loan
- 6.7 Municipal Lease
- 5.2 Other Revenue
- 4.8 Utility
- 3.6 Escrow to Maturity/Pre-Refund
- 9.8 Sectors less than 3.5%
- 3.5 Cash and Other Net Assets

Portfolio Holdings



Complete List of Holdings for the Minnesota Tax-Free Income Fund as of December 31, 2017.

Notes

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. A relatively small number of Minnesota tax-exempt issuers may necessitate the Fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Income from tax-exempt funds may be subject to state & local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

FUND PRICE

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Select a Fund ▾

ADDITIONAL RESOURCES

Fact Sheet
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Statement of Additional Information
Annual Report

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SIT QUALITY INCOME FUND

Offering both stability and income

SIT QUALITY INCOME FUND

Ticker: SQIFX

Overview | Returns | Risk | Holdings

Information reported as of December 31, 2017

Fund Details

Inception Date:	12/31/2012
Fund Assets (Millions):	$79.1
Average Maturity:	6.9 Years
Effective Duration:	1 Years
Ticker:	SQIFX
CUSIP:	82979K-50-6
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000
Expense Ratio:	0.90%

Average Annual Returns



● Sit Quality Income Fund
● Bloomberg Barclays U.S. 1-3 Year Gov't/Credit Index

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit Quality Income Fund objective is to provide high current income and safety of principal by investing, under normal market conditions, at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment-grade debt securities issued by corporations and municipalities, and mortgage and other asset-backed securities. Investment-grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

Risk-Reward Profile



LOW   HIGH

The Sit Quality Income Fund has lower risk and lower reward potentials.

Investment Style

The Fund invests in high-quality, short-duration bonds.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc. It is an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $14.0 billion (as of 12/31/17). The firm's sole business is investment management.

Portfolio Management


Michael C. Brilley


Bryce A. Doty


Mark H. Book


Christopher M. Rasmussen

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, as futures contacts and options, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 1-3 Year U.S. Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

FUND PRICE
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HOW TO INVEST
Instructions
Applications
Summary Prospectus

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1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS
[Select a Fund ⇕]

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING
Direct shareholders of the Sit Quality Income Fund can have *quick and easy access* to their assets *by setting up checkwriting* on their account.

Sit Mutual Funds

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SIT QUALITY INCOME FUND

Ticker: SQIFX

| Overview | **Returns** | Risk | Holdings |

Information reported as of December 31, 2017

Yields (%)

30-Day SEC Yield   **1.77%**

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

Average Annual Returns (%)



- ● Sit Quality Income Fund
- ● Bloomberg Barclays U.S. 1-3 Year Gov't/Credit Index

	Annualized Returns				
	Three Month	One Year	Three Year	Five Year	Since Inception*
Sit Quality Income Fund	**0.21**	**1.16**	**0.56**	**0.59**	**0.59**
Bloomberg Barclays U.S. 1-3 Year Gov't/Credit Index	-0.21	0.84	0.93	0.84	0.84

*Inception Date of 12/31/12

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund	Index
2013	0.58	0.64
2014	0.68	0.77
2015	-0.27	0.65
2016	0.79	1.28
2017	1.16	0.84

Growth of $10,000

From December 31, 2012 to December 31, 2017



- — Sit Quality Income Fund
- — Bloomberg Barclays U.S. 1-3 Year Gov't/Credit Index

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, as futures contacts and options, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 1-3 Year U.S. Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ⇕

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING

Direct shareholders of the Sit Quality Income Fund can have *quick and easy access* to their assets by *setting up checkwriting* on their account.

Print

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SIT QUALITY INCOME FUND

Ticker: SQIFX

Quality: High
Duration: Short

Overview	Returns	**Risk**	Holdings

Information reported as of December 31, 2017

Return Volatility



Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *Quality Income Fund returns page.*

● Sit Quality Income Fund
● Bloomberg Barclays U.S. 1-3 Year Gov't/Credit Index

Up and Down Markets Performance

Up Market Performance

Average 3-Month Returns of 16 Up Quarters



Down Market Performance

Average 3-Month Returns of 4 Down Quarters



■ Sit Quality Income Fund
■ Bloomberg Barclays U.S. 1-3 Year Gov't/Credit Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, December 31, 2012. For complete performance data see the *Quality Income Fund returns page.*

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, as futures contacts and options, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 1-3 Year U.S. Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

FUND PRICE
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund   ⇕

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING
Direct shareholders of the Sit Quality Income Fund can have *quick and easy access* to their assets by *setting up checkwriting* on their account.


| *Mutual Funds* | *Account Management* | *Retirement and Education Plans* | *Forms and Publications* | *Firm Information* | |

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SIT QUALITY INCOME FUND

Ticker: SQIFX

| Overview | Returns | Risk | **Holdings** |

Information reported as of December 31, 2017

Duration

Average Maturity	Effective Duration
6.9 Years	**1 Years**

Sector Allocation (%)



- 41.2 U.S. Treasury/Federal Agency
- 15.2 Corporate Bonds
- 14.7 Mortgage Pass-Through (Agy.)
- 10.1 Asset-Backed (non-agency)
- 7.7 CMO (non-agency)
- 5.9 Taxable Municipal
- 3.8 Taxable Municipal (Agy-Backed)
- 1.4 Cash and Other Net Assets

Portfolio Holdings



Complete List of Holdings for the Quality Income Fund as of December 31, 2017.

Notes

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, as futures contacts and options, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 1-3 Year U.S. Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report




Missing something in your portfolio?

Sit Small Cap Dividend Growth Fund

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SIT SMALL CAP DIVIDEND GROWTH FUND

Tickers: SSCDX, SDFSX

Overview | Returns | Risk | Holdings

Information reported as of December 31, 2017

Fund Details

Inception Dates	3/31/2015
Fund Assets	
I Class	$14.9M
S Class	$4M
Tickers	
I Class	SSCDX
S Class	SDFSX
CUSIP Numbers	
I Class	82980D-86-3
S Class	82980D-85-5
Minimum Investment Amounts	
I Class	$100,000
S Class	$5,000
Minimum IRA Investment Amount	
I Class	$100,000
S Class	$2,000
Expense Ratios	
I Class	1.00%
S Class	1.25%

Average Annual Returns



● Sit Small Cap Dividend Growth Fund Class I
● Russell 2000® Index

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit Small Cap Dividend Growth Fund seeks current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation. To achieve its objectives, the Fund invests, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend-paying, growth-oriented companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months, that it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

Risk-Reward Profile



LOW ▲ HIGH

The Sit Small Cap Dividend Growth Fund has moderate risk and moderate reward potentials.

Investment Style

The Fund invests in small cap, growth-oriented stocks that pay dividends. The Fund's holdings exhibit a blend of growth and value characteristics.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc. It is an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $14.0 billion (as of 12/31/17). The firm's sole business is investment management.

Portfolio Management

   

Roger J. Sit | *Kent L. Johnson* | *Robert W. Sit* | *Michael T. Manns*

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.

FUND PRICES
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS
Select a Fund

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report


| Mutual Funds | Account Management | Retirement and Education Plans | Forms and Publications | Firm Information | | Q |

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SIT SMALL CAP DIVIDEND GROWTH FUND

Ticker: SSCDX, SDFSX

| Overview | **Returns** | Risk | Holdings |

Information reported as of December 31, 2017

Yield (%)

	30-Day SEC Yield
Class I	**0.99**
Class S	**0.74**

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

Average Annual Returns (%)



		Annualized Returns	
	Three Month	One Year	Since Inception*
Sit Small Cap Dividend Growth Fund Class I	4.72	13.69	9.42
Sit Small Cap Dividend Growth Fund Class S	4.68	13.42	9.16
Russell 2000® Index	3.34	14.65	9.20

*Inception Date of 3/31/15

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund (Class I)	Index
2015	-6.51	8.36
2016	20.59	21.31
2017	13.69	14.65

Growth of $10,000

From March 31, 2015 to December 31, 2017



Disclosure

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.

SIT SMALL CAP DIVIDEND GROWTH FUND

Cap Size: Small
Investment Style: Blend

Tickers: SSCDX, SDFSX

| Overview | Returns | Risk | Holdings |

Information reported as of December 31, 2017

Return Volatility



27-Month Standard Deviation

Fund: 9.8
Index: 14

0   20

● Sit Small Cap Dividend Growth Fund Class I
● Russell 2000® Index

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *Small Cap Dividend Growth Fund returns page*.

Up and Down Markets Performance

Up Market Performance

Average 3-Month Returns of 9 Up Quarters



Rising Market

Down Market Performance

Average 3-Month Returns of 2 Down Quarters



Falling Market

● Sit Small Cap Dividend Growth Fund Class I
● Russell 2000® Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, March 31, 2015. For complete performance data see the *Small Cap Dividend Growth Fund returns page.*

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page*.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.

FUND PRICES

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

 **Sit Mutual Funds**

🖨 Print

| Mutual Funds | Account Management | Retirement and Education Plans | Forms and Publications | Firm Information | | 🔍 |

FASTTRACK: Daily Prices | Account Access | Mutual Fund Performance | Contact Us

SIT SMALL CAP DIVIDEND GROWTH FUND

Ticker: SSCDX, SDFSX

| Overview | Returns | Risk | **Holdings** |

Information reported as of December 31, 2017

Sector Allocation (%)

Click on chart segments for detailed information.



- 23.4   Finance
- 9.7   Producer Manufacturing
- 8.7   Process Industries
- 6.7   Consumer Durables
- 6.5   Consumer Services
- 5.2   Health Technology
- 4.9   Electronic Technology
- 4.6   Commercial Services
- 25.7   Sectors less than 4.5%
- 4.6   Cash and Other Net Assets

Top 10 Holdings

Company	% of Net Assets
MKS Instruments, Inc.	2.3
East West Bancorp, Inc.	2.2
Provident Financial Services, Inc.	2.1
Thor Industries, Inc.	1.8
Scotts Miracle-Gro Co.	1.7
Legg Mason, Inc.	1.7
Dunkin' Brands Group, Inc.	1.6
Wintrust Financial Corp.	1.5
Camping World Holdings, Inc.	1.5
Oshkosh Corp.	1.5
Numbers of Holdings: 99	Top 10: 18.1

Portfolio Holdings

📄 PDF Adobe   *Complete List of Holdings for the Small Cap Dividend Growth Fund as of December 31, 2017.*

FUND PRICES
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ⇕

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

Disclosure

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.



Top-Shelf Stocks

Sit Small Cap
Growth Fund

Ground-Floor Opportunities

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SIT SMALL CAP GROWTH FUND

Ticker: SSMGX

Cap Size: Small
Investment Style: Growth

| Overview | Returns | Risk | Holdings |

Information reported as of December 31, 2017

Fund Details

Inception Date:	7/1/1994
Fund Assets (Millions):	$95.6
Wtd. Avg. Market Cap (Billions):	N/A
Median Market Cap (Billions):	$4.8
Ticker:	SSMGX
CUSIP:	82980D-30-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000
Expense Ratio:	1.50%

Average Annual Returns (%)

Legend: ● Sit Small Cap Growth Fund   ● Russell 2000® Growth Index

(Bar chart showing Returns for: 3 Month, 1 Year, 3 Year, 5 Year, 10 Year, Since Inception)

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit Small Cap Growth Fund seeks to maximize long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

Risk-Reward Profile



LOW   HIGH

The Sit Small Cap Growth Fund has higher risk and higher reward potentials.

Investment Style

The Fund invests in small cap growth stocks.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc. It is an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $14.0 billion (as of 12/31/17). The firm's sole business is investment management.

Portfolio Management



| Roger J. Sit | Kent L. Johnson | Robert W. Sit | Michael J. Stellmacher |

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® companies with higher price-to-book ratios and higher forecasted growth values. Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund   ⇕

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

 # Sit Mutual Funds

SIT SMALL CAP GROWTH FUND

Ticker: SSMGX

| Overview | **Returns** | Risk | Holdings |

Information reported as of December 31, 2017

Average Annual Returns (%)



	Annualized Returns					
	Three Month	One Year	Three Year	Five Year	Ten Year	Since Inception*
Sit Small Cap Growth Fund	**2.73%**	**15.71**	**5.26**	**9.93**	**5.88**	**10.22**
Russell 2000® Growth Index	4.59	22.17	10.28	15.21	9.19	8.33

*Inception Date of 7/1/94

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund	Index
2008	-42.96	-38.54
2009	33.06	34.47
2010	27.28	29.09
2011	-0.23	-2.91
2012	14.4	14.59
2013	35.66	43.3
2014	1.46	5.60
2015	-2.66	-1.38
2016	3.56	11.32
2017	15.71	22.17

Growth of $10,000

From December 31, 2007 to December 31, 2017



Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® companies with higher price-to-book ratios and higher forecasted growth values. Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group.

Print

Mutual Funds	*Account Management*	*Retirement and Education Plans*	*Forms and Publications*	*Firm Information*	

FASTTRACK: | Daily Prices | Account Access | Mutual Fund Performance | Contact Us

SIT SMALL CAP GROWTH FUND

Ticker: SSMGX

Cap Size: Small
Investment Style: Growth

Overview	Returns	Risk	Holdings

Information reported as of December 31, 2017

Return Volatility



3-Year Standard Deviation

Fund: 12.1
Index: 14.6

0   20

● Sit Small Cap Growth Fund
● Russell 2000® Growth Index

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *Small Cap Growth Fund returns page.*

Up and Down Markets Performance

Up Market Performance
Average 3-Month Returns of 61 Up Quarters



Down Market Performance
Average 3-Month Returns of 33 Down Quarters



● Sit Small Cap Growth Fund
● Russell 2000® Growth Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, July 1, 1994. For complete performance data see *Small Cap Growth Fund returns page.*

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® companies with higher price-to-book ratios and higher forecasted growth values. Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ▾

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

 # Sit Mutual Funds

 Print

SIT SMALL CAP GROWTH FUND

Ticker: SSMGX

| Overview | Returns | Risk | **Holdings** |

Information reported as of December 31, 2017

Sector Allocation (%)
Click on chart segments for detailed information.



- 13.9 Technology Services
- 12.4 Health Technology
- 10.3 Finance
- 9.9 Producer Manufacturing
- 8.8 Electronic Technology
- 7.7 Consumer Durables
- 6.8 Consumer Services
- 4.7 Commercial Services
- 23.2 Sectors less than 4.7%
- 2.2 Cash and Other Net Assets

Top 10 Holdings

Company	% of Net Assets
Arista Networks, Inc.	2.4
Take-Two Interactive Software, Inc.	2.3
Skyworks Solutions, Inc.	2.2
Waste Connections, Inc.	2.0
Scotts Miracle-Gro Co.	1.9
Dunkin' Brands Group, Inc.	1.8
Thor Industries, Inc.	1.8
Euronet Worldwide, Inc.	1.6
On Assignment, Inc.	1.6
Booz Allen Hamilton Holding Corp.	1.6
Numbers of Holdings: 94	Top 10: 19.2

Portfolio Holdings

Complete List of Holdings for the Small Cap Growth Fund as of December 31, 2017.

FUND PRICE
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ⇕

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

Notes

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® companies with higher price-to-book ratios and higher forecasted growth values. Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group.




Campaign promises often come with hefty price tags.

Protect your investment income.

SIT TAX-FREE INCOME FUND

SIT TAX-FREE INCOME FUND

Ticker: SNTIX

| Overview | Returns | Risk | Holdings |

Information reported as of December 31, 2017

Fund Details

Inception Date:	9/29/1988
Fund Assets (Millions):	$193.2
Average Maturity:	17.3 Years
Duration to Est. Avg. Life:	4.1 Years
Ticker:	SNTIX
CUSIP:	829799-10-5
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000
Expense Ratio:	0.80%

Tax-Equivalent Yields

Income earned from investments in the Sit Tax-Free Income Fund is exempt from Federal taxes.

30-Day SEC Yield	Tax Rate			
	28.0%	36.8%	38.8%	43.4%
2.46	3.42	3.89	4.02	4.35

Average Annual Returns



- Sit Tax-Free Income Fund
- Bloomberg Barclays 5-Yr Municipal Bond Index

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit Tax-Free Income Fund objective is high current income that is exempt from federal income tax consistent with preservation of capital. The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

Risk-Reward Profile



LOW ▲   HIGH

The Sit Tax-Free Income Fund has lower risk and lower reward potentials.

Investment Style

The Fund invests in investment-grade, intermediate duration municipal bonds.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc. It is an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $14.0 billion (as of 12/31/17). The firm's sole business is investment management.

Portfolio Management



Michael C. Brilley   Paul J. Jungquist

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Bloomberg Barclays 5-Year Municipal Bond Index is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

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SIT TAX-FREE INCOME FUND

Ticker: SNTIX

| Overview | **Returns** | Risk | Holdings |

Information reported as of December 31, 2017

Tax-Equivalent Yields

30-Day SEC Yield	**2.46**
28.0% Tax Rate	3.42
36.8% Tax Rate	3.89
38.8% Tax Rate	4.02
43.4% Tax Rate	4.35

Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after-tax basis at a specified tax rate. The effective federal rate includes the federal 3.8% net investment income tax for the top three tax brackets.

Average Annual Returns (%)



	Annualized Returns				
	Three Month	One Year	Three Year	Five Year	Ten Year	Since Inception*
Sit Tax-Free Income Fund	2.30	7.68	4.04	4.28	4.72	5.29
Bloomberg Barclays 5-Yr Municipal Bond Index	-0.70	3.14	1.72	1.83	3.54	5.00

*Inception Date of 9/29/88

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund	Index
2008	-15.77	5.78
2009	22.42	7.40
2010	2.49	3.40
2011	10.73	6.93
2012	9.93	2.97
2013	-4.46	0.81
2014	14.60	3.19
2015	3.91	2.43
2016	0.64	-0.39
2017	7.68	3.14

Growth of $10,000

From September 29, 1988 to December 31, 2017



Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index.

FUND PRICE
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING
Direct shareholders of the Sit Tax-Free Income Fund can have *quick and easy access* to their assets by *setting up checkwriting* on their account.



Sit Mutual Funds

Mutual Funds | **Account Management** | **Retirement and Education Plans** | **Forms and Publications** | **Firm Information** | Q

FASTTRACK: | Daily Prices | | Account Access | | Mutual Fund Performance | | Contact Us

SIT TAX-FREE INCOME FUND

Ticker: SNTIX

Quality: Mid
Duration: Intermediate

| Overview | Returns | **Risk** | Holdings |

Information reported as of December 31, 2017

Return Volatility



3-Year Standard Deviation

Fund: 3.6
Index: 2.6

0   20

● Sit Tax-Free income Fund
● Bloomberg Barclays 5-Yr Municipal Bond Index

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *Tax-Free Income Fund returns page*.

Up and Down Markets Performance

Up Market Performance

Average 3-Month Returns of 99 Up Quarters



Rising Market

Down Market Performance

Average 3-Month Returns of 18 Down Quarters



Falling Market

● Sit Tax-Free income Fund
● Bloomberg Barclays 5-Yr Municipal Bond Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, September 29, 1988. For complete performance data see the *Tax-Free Income Fund returns page*.

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page*.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market.   It is not possible to invest directly in an index.

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FUND PRICE
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS
Select a Fund ⌄

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING
Direct shareholders of the Sit Tax-Free Income Fund can have *quick and easy access* to their assets by *setting up checkwriting* on their account.

SIT TAX-FREE INCOME FUND

Ticker: SNTIX

| Overview | Returns | Risk | **Holdings** |

Information reported as of December 31, 2017

Duration

	Duration to
Average Maturity:	Estimated Average Life:
17.3 Years	**4.1 Years**

Quality Ratings

Click on chart segments for detailed information.



- 12.5 AAA
- 31.7 AA
- 19.7 A
- 4.7 BBB
- 3.5 Less than BBB
- 22.0 Nonrated
- 5.9 Other Assets and Liabilities

Sector	*Assessment of Non-Rated Securities
AAA	0.0%
AA	0.2
A	0.0
BBB	0.5
BB	18.0
>BB	3.3

Sector Allocation (%)



- 24.9 Single Family Mortgage
- 23.6 Multi Family Mortgage
- 9.9 Other Revenue
- 6.4 Education/Student Loan
- 6.0 General Obligation
- 5.5 Insured
- 5.1 Hospital / Health Care
- 3.7 Investment Companies
- 9.0 Sectors less than 3%
- 5.9 Cash and Other Net Assets

Portfolio Holdings


PDF Adobe

Complete List of Holdings for the Tax-Free Income Fund as of December 31, 2017.

Notes

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ⇕

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING

Direct shareholders of the Sit Tax-Free Income Fund can have *quick and easy access* to their assets by *setting up checkwriting* on their account.


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Alexander Hamilton's Legacy

Revolutionary War Hero — First Treasury Secretary

The Federalist Papers — Shaped U.S. Foreign Policy

Gold-Based Dollar — A Paid Military

Government-Backed Bonds

Sit U.S. Government Securities Fund

SIT U.S. GOVERNMENT SECURITIES FUND

Ticker: SNGVX

| Overview | Returns | Risk | Holdings |

Information reported as of December 31, 2017

Fund Details

Inception Date:	6/2/1987
Fund Assets (Millions):	$584.7
Average Maturity:	19 Years
Effective Duration:	2.3 Years
Ticker:	SNGVX
CUSIP:	829800-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000
Expense Ratio:	0.80%

Average Annual Returns



● Sit U.S. Government Securities Fund
● Bloomberg Barclays Intermediate Government Index

(chart: 3 Month, 1 Year, 3 Year, 5 Year, 10 Year, Since Inception)

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit U.S. Government Securities Fund objective is high current income and safety of principal. The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

Risk-Reward Profile



LOW ▲ HIGH

The Sit U.S. Government Securities Fund has lower risk and lower reward potentials.

Investment Style

The Fund invests in high-quality, short-duration government bonds.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc. It is an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $14.0 billion (as of 12/31/17). The firm's sole business is investment management.

Portfolio Management





Michael C. Brilley   *Bryce A. Doty*   *Mark H. Book*

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary* page.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject such as futures contacts and options, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ⇕

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING

Direct shareholders of the Sit U.S. Government Securities Fund can have *quick and easy access* to their assets by *setting up checkwriting* on their account.

SIT U.S. GOVERNMENT SECURITIES FUND

Ticker: SNGVX

| Overview | **Returns** | Risk | Holdings |

Information reported as of December 31, 2017

Yields (%)

30-Day SEC Yield   2.65%

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

Average Annual Returns (%)



	Three Month	One Year	Three Year	Five Year	Ten Year	Since Inception*
Annualized Returns						
Sit U.S. Government Securities Fund	0.35	1.33	1.15	0.71	2.65	5.31
Bloomberg Barclays Intermediate Government Index	-0.41	1.14	1.12	0.92	2.70	5.48

*Inception Date of 6/2/87

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund	Index
2008	5.13	10.43
2009	7.78	-0.32
2010	4.91	4.98
2011	2.72	6.08
2012	2.67	1.73
2013	-2.08	-1.25
2014	2.22	2.52
2015	1.42	1.18
2016	0.69	1.05
2017	1.33	1.14

Growth of $10,000

From June 2, 1987 to December 31, 2017



Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject such as futures contacts and options, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

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Mutual Funds	Account Management	Retirement and Education Plans	Forms and Publications	Firm Information	

FASTTRACK: Daily Prices | Account Access | Mutual Fund Performance | Contact Us

SIT U.S. GOVERNMENT SECURITIES FUND

Ticker: SNGVX

Quality: High
Duration: Short

Overview	Returns	Risk	Holdings

Information reported as of December 31, 2017

Return Volatility



3-Year Standard Deviation

Fund: 0.9
Index: 2.2

0   20

● Sit U.S. Government Securities Fund
● Bloomberg Barclays Intermediate Government Index

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *U.S. Government Securities Fund returns page.*

Up and Down Markets Performance

Up Market Performance

Average 3-Month Returns of 89 Up Quarters



Rising Market

Down Market Performance

Average 3-Month Returns of 33 Down Quarters



Falling Market

● Sit U.S. Government Securities Fund
● Bloomberg Barclays Intermediate Government Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, June 2, 1987. For complete performance data see the *U.S. Government Securities Fund returns page.*

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject such as futures contacts and options, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

FUND PRICE
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1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS
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ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING
Direct shareholders of the Sit U.S. Government Securities Fund can have *quick and easy access* to their assets by *setting up checkwriting* on their account.

Sit Mutual Funds

SIT U.S. GOVERNMENT SECURITIES FUND

Ticker: SNGVX

Overview | Returns | Risk | **Holdings**

Information reported as of December 31, 2017

Duration (%)

0-1 Year	3.4
1-5 Years	94.8
5-10 Years	0.5
10-20 Years	0.2
20+ Years	1.1

Sector Allocation (%)

Click on chart segments for detailed information.



51.7	CMO
19.2	FNMA Pass-Through
13.4	GNMA Pass-Through
8.3	FHLMC Pass-Through
1.6	Asset-Backed
1.4	U.S. Treasury/Federal Agy.
1.0	SBA Pass-Through
3.4	Cash and Other Net Assets

Portfolio Holdings



Complete List of Holdings for the U.S. Government Securities Fund as of December 31, 2017.

Notes

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject such as futures contacts and options, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

FUND PRICE
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS
Select a Fund

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING
Direct shareholders of the Sit U.S. Government Securities Fund can have *quick and easy access* to their assets by *setting up checkwriting* on their account.